EXHIBIT 6

                        LASALLE FINANCIAL PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                             ______________________
                            Telephone (616) 344-4993
                            Facsimile (616) 382-2382


                                  March 2, 1998

   VIA FACSIMILE

   Mr. Roger P. Weise
   HMN Financial, Inc.
   101 North Broadway
   Spring Valley, Minnesota 55975

   Dear Mr. Weise:

   We are extremely disturbed by recent events which have occurred and which were the subject of a telephone conversation between us this afternoon. The concern we are addressing in this letter relates to your failure to provide us with a list of Non-Objecting Beneficial Owners ("NOBOs"), despite repeated demands for that document and despite affirmative representations on the part of your company that the document was not in your possession. We believe these actions reflect management's current position of entrenchment with a view toward obstructing our right to communicate with shareholders. If management does not take immediate corrective measures, we will commence appropriate legal action.

   On November 20, 1997, in accordance with Delaware Corporate Law, we sent the company a request for various information, including the NOBO List. On December 1, 1997, when your counsel responded by indicating that our request was "insufficient" under Delaware law without providing any basis for that conclusion, we reviewed our demand to ensure that it complied with each and every section provision of Delaware law. We then forwarded to you a revised stockholder demand list that same day, December 1, 1997, requesting a copy of the NOBO list, indicating that it was for the purpose of communicating with stockholders regarding a possible proxy solicitation. Once again, waiting until the very last day to respond, you contacted me on December 11, 1997, to inform me, among other things, that HMN "does not presently have available a current list of the names of non-objecting beneficial owners of the company's stock ("NOBO's")." No qualification was set forth in our demand to you to suggest that we were seeking a "current" list, as you first indicated in your December 11th response. To compound the situation, we again communicated with you through our counsel on January 5, 1998, and reiterated our request for a copy of the NOBO list without any qualification. On January 9, 1998, you responded again by referring to our request for the NOBO list. What we did not anticipate was the extent to which you were willing to interfere with our serious demand by not producing a copy of the NOBO list that was already in your possession. As you described it to me in our conversation today, you had reached the dubious conclusion that the list was not "current" at the time of our request because it was at least several weeks old.

   Our original demand was for a NOBO list in your possession at the time the demand was received. That the document was not produced is in blatant violation of our rights under Delaware Corporate Law. When we learned last Thursday, February 26th, of the existence of the NOBO list in your possession, we promptly contacted your counsel and instructed immediate production of the NOBO list. At that time, we were told that it would be sent to us immediately. Despite your counsel's representation that we would receive it Friday, the NOBO list was not received Friday, it was not received Saturday, nor was it received today. We can only conclude that your failure to provide the NOBO list was for the sole purpose of interfering with our legitimate rights as shareholders to review such stockholder information.

   We demand that you deliver the NOBO list to us immediately. Any further attempt on your part to violate the letter and spirit of applicable law will be met with swift legal action to guarantee our rights as shareholders.


   Sincerely,

   LA SALLE FINANCIAL PARTNERS, L. P.

   /s/ Richard J. Nelson

   Richard J. Nelson
   La Salle Capital Management, Inc.
   General Partner

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